Exhibit 3.1

TEXT OF AMENDMENT TO THE ARTICLES

OF INCORPORATION OF KULICKE AND SOFFA INDUSTRIES, INC.

As of November 29, 2007, a third paragraph was added to Article 5 of the Articles of Incorporation of Kulicke and Soffa Industries, Inc. and reads as follows:

All shares of each class and series may be certificated or uncertificated, except as may be otherwise expressly provided in the terms of a particular class or series. In accordance with Section 1528(f) of the Pennsylvania Business Corporation Law or any successor provision, the rights and obligations of the holders of shares represented by certificates and the rights and obligations of holders of uncertificated shares of the same class and series shall, except as otherwise expressly provided by law, be identical.